SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Didi Global Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

23292E108

(CUSIP Number)

Prashanth Mahendra-Rajah

c/o Uber Technologies, Inc.

1725 3rd Street

San Francisco, CA 94158

(415) 612-8582

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:)

May 8, 2024

(Date of Event which Requires Filing on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Uber Technologies, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 143,911,749(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 143,911,749(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 143,911,749(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%(2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Consists of 143,911,749 Class A ordinary shares, par value US$0.00002 per share, of Didi Global Inc.

(2)	The percent of class beneficially owned by the Reporting Person was calculated assuming 1,215,116,421 Class A ordinary shares issued and outstanding as of December 31, 2023, as described in the Issuer’s report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2024. Represents approximately 6.6% of the voting power of the common shares of the Issuer as a result of the 97,556,869 Class B ordinary shares issued and outstanding as of December 31, 2023, as described in the Issuer’s report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2024.

Item 1. Security and Issuer

(a) This Schedule 13D (this “Statement”) relates to the Class A ordinary shares, US$0.00002 per share (the “Class A ordinary shares”), of Didi Global Inc. (the “Issuer”).

(b) The address of the principal executive offices of the Issuer is DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China.

Item 2. Identity and Background

(a-c) This Statement is being filed by Uber Technologies, Inc. (the “Reporting Person” or “Uber”), a publicly traded Delaware corporation because the Reporting Person holds 113,740,586 Class A ordinary shares of the Issuer through Uber International C.V. (“Uber International”), a wholly-owned, indirect subsidiary of the Issuer, and 30,171,163 Class A ordinary shares of the Issuer through SMB Holding Corporation (“SMB Holding”), a wholly-owned, indirect subsidiary of the Issuer. The principal business of the Reporting Person is the operation and continued development of a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. The business address of the Reporting Person is 1725 3rd Street, San Francisco, CA 94158. Set forth on Schedule I, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person’s directors and executive officers.

(d) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. In August 2016, Uber completed the sale of its interest in Uber (China) Ltd. to the Issuer (the “Sale Transaction”), pursuant to which the Issuer acquired certain Uber assets and assumed certain Uber liabilities in the People’s Republic of China. In connection with the Sale Transaction, an affiliate of Uber received 52,052,548 shares of the Issuer’s Series B-1 preferred stock (“DiDi Series B-1 shares”). In connection with the consummation of the Issuer’s initial public offering on June 30, 2021, each DiDi Series B-1 share was converted into three Class A ordinary shares, and an affiliate of Uber received 143,911,749 Class A ordinary shares, 30,171,163 of which were transferred to another affiliate of Uber on December 27, 2023.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference. The Reporting Person periodically reviews its investments in issuers, including the Issuer, and intends to further assess its investment in the Issuer from time to time, on the basis of various factors, including, without limitation, the Issuer’s business performance, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities available to the Reporting Person and the Issuer. The Reporting Person seeks to maximize the value of its investment in the Issuer. If the Reporting Person believes that further investment in the Issuer is attractive, the Reporting Person may acquire (or seek to acquire) ordinary shares or other securities of the Issuer or interests in the assets or businesses of the Issuer. Similarly, Uber may determine to dispose of some or all of the Class A ordinary shares currently owned by the Reporting Person.

Depending upon the foregoing factors or any other factors that the Reporting Person may deem relevant, the Reporting Person may (i) acquire additional securities of the Issuer in open market transactions or privately negotiated transactions, (ii) make a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer, and make a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger (which transactions may cause the Issuer’s Class A ordinary shares and American depositary shares to be deregistered under the Securities Act of 1933, as amended (the “Securities Act”)), (iii) dispose of part or all of its investment in the Issuer in open market transactions, privately negotiated transactions, via extraordinary transactions such as a merger or otherwise, and/or (iv) acquire assets or businesses of the Issuer or its subsidiaries, or an interest in assets or businesses of the Issuer or its subsidiaries, in each case including, without limitation, through the formation of a joint venture, strategic partnership or otherwise. Any acquisition or disposition may be effected by the Reporting Person at any time without prior notice, subject to applicable law.

The Reporting Person may engage in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy or control and future plans of the Issuer that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Subject to the foregoing and except as described in this Schedule 13D, neither the Reporting Person nor, to its best knowledge, its directors or executive officers, has any present plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) though (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 143,911,749 Class A ordinary shares, which represent approximately 11.8% of the outstanding Class A ordinary shares as of December 31, 2023. The percent of Class A ordinary shares beneficially owned by the Reporting Person was calculated based on the 1,215,116,421 Class A ordinary shares issued and outstanding as of December 31, 2023, as described in the Issuer’s report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2024. None of the persons named in Schedule I beneficially own any shares of Class A ordinary shares.

(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 143,911,749 Class A ordinary shares. The Reporting Person’s shares of Class A Common Stock represent approximately 6.6% of the voting power of Issuer’s outstanding capital stock as of December 31, 2023.

(c) Other than the acquisition of the shares as reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Sale Transaction, affiliates of Uber entered into an amended and restated shareholders agreement (the “Shareholders Agreement”) on August 9, 2019 with the Issuer and certain other shareholders of the Issuer. The Shareholders Agreement provided for certain shareholders’ rights, including preemptive rights, information and inspection rights, protective provisions, a standstill, an obligation of Uber and its affiliates to provide a proxy and certain voting undertakings and other corporate governance matters. Except for the registration rights, described below, and certain confidentiality obligations, these provisions, including the obligation of Uber and its affiliates to provide a proxy and certain voting undertakings, were terminated in connection with the consummation of Issuer’s initial public offering.

Demand Registration Rights. Holders of registrable securities may request in writing that the Issuer effect the registration of the registrable securities under the Securities Act where the anticipated aggregate offering price is in excess of US$400 million. Upon such a request, the Issuer is required to promptly give notice of such requested registration to all other holders of registrable securities and use reasonable best efforts to effect, as soon as possible, the registration under the Securities Act of (i) all registrable securities for which the requesting shareholders has requested registration and (ii) all other registrable securities as those requested to be registered by the other shareholders who requested in writing within 15 days after our delivery of written notice of the requested registration. The Issuer is not obligated to effect more than a total of three demand registrations and no more than one demand registration within any six-month period.

Piggyback Registration Rights. If the Issuer proposes to file a registration statement for a public offering of its securities under the Securities Act, it is required to provide each holder of the registrable securities a written notice of such registration, and upon the written request of any holder, use commercially reasonable efforts to effect the registration under the Securities Act of all registrable securities that have been so requested. Holders of registrable securities may make unlimited number of requests to register registrable securities under this piggyback registration upon the terms and conditions set forth in the Shareholders Agreement.

Form F-3 Registration Rights. If the Issuer is eligible to use a Form F-3 registration statement, holders of at least 30% of the Issuer’s voting power of the then outstanding registrable securities may demand that the Issuer file a registration on Form F-3. The Issuer is not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$2 million, or (ii) the Issuer has already effected a registration in the six-month period preceding the date of the request.

Expenses of Registration. The Issuer will bear all registration expenses, other than underwriting discounts and selling commissions, incurred in connection with any demand, piggyback or F-3 registration.

Termination of Obligations. The registration rights in favor of Uber set forth above terminate on the earlier of (i) three years of the closing the initial public offering and (ii) with respect to the registrable securities, the date when Uber or its affiliates may sell such registrable securities under Rule 144 of the Securities Act within a 90-day period.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 to this Statement, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Amended and Restated Shareholders Agreement, dated as of August 9, 2019, between DiDi Global Inc. and certain holders of the DiDi Global Inc.’s ordinary and preferred shares named therein (incorporated herein by reference to Issuer’s Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 10, 2021 (File No. 333-256977)).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 8, 2024

UBER TECHNOLOGIES, INC.

	By:	/s/ Prashanth Mahendra-Rajah
Name: Prashanth Mahendra-Rajah
Title: Chief Financial Officer

Schedule I

Directors and Executive Officers

The business address of each director and executive officer is c/o Uber Technologies, Inc., 1725 3rd Street San Francisco, CA 94158. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Dara Khosrowshahi	Chief Executive Officer and Director of Uber Technologies, Inc.
Prashanth Mahendra-Rajah	Chief Financial Officer of Uber Technologies, Inc.
Tony West	Senior Vice President, Chief Legal Officer and Corporate Secretary of Uber Technologies, Inc.
Nikki Krishnamurthy	Senior Vice President and Chief People Officer of Uber Technologies, Inc.
Jill Hazelbaker	Senior Vice President, Marketing and Public Affairs of Uber Technologies, Inc.
Ronald Sugar	Former Chairman and CEO, Northrop Grumman
Revathi Advaithi	CEO of Flex Ltd.
Turqi Alnowaiser(1)	Deputy Governor and Head of International Investments Division of The Public Investment Fund
Ursula Burns	Co-founder of Integrum Holdings, LP
Robert Eckert	Operating Partner of FFL Partners, LLC
Mandy Ginsberg	Operating Partner of Advent International
Wan Ling Martello	Co-founder and Partner of BayPine
John Thain	Chairman, Pine Island Capital Partners LLC
David Trujillo	Partner, TPG
Alexander Wynaendts(2)	Former CEO and Chairman, Aegon NV

(1) Mr. Alnowaiser is a citizen of the Kingdom of Saudi Arabia.

(2) Mr. Wynaendts is a citizen of the Netherlands